U.S. CORPORATE PRESENTATION November 2023 Issuer Free Writing Prospectus Filed Pursuant to Rule 433 of the Securities Act of 1933, as amended Relating to Preliminary Prospectus dated November 7, 2023 Registration Statement No. 333 - 272689

02 This document (“Document”) is being provided to recipients solely for use by potential investors for information purpose and it is not intended to form the basis of any investment decision or any decision in relation to a transaction involving DDC Enterprise Limited (the “Company”) and/or any of its subsidiaries and/or affiliates (collectively, the “Group”) . By receiving and retaining this Document, the recipient acknowledges and represents to the Group, that you have understood and accepted the terms of this notice . A registration statement relating to the securities of the Company has been filed with the SEC but has not yet become effective . These securities may not be sold nor many offers to buy be accepted prior to the time the registration statement becomes effective . This Document does not constitute an offer to sell or the solicitation of any offer to buy any securities of the Company, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction . The proposed offering to which the registration statement relates is subject to market conditions and there can be no assurance as to whether or when the offering may be completed, or as to the actual size or term of the offering . This Document does not constitute or contain an offer or invitation or solicitation for the sale or purchase of securities or any interest in the Group and neither this Document nor anything contained herein shall form the basis of, or be relied upon in connection with, any contract or commitment whatsoever . Neither the information contained in this Document nor any further information made available by the Group or any of its directors, officers, partners, employees, agents, representatives or advisors will form basis of or be construed as a contract or any other legal obligation . This Document is confidential, sensitive and proprietary information and is made available subject to the terms and conditions of the non - disclosure agreement entered into by each recipient with the Company (“NDA”) which the recipient agrees is in full force and effect and which shall not be limited or modified by this Document . Further, you acknowledge and agree that this Document and all information contained herein or as otherwise received in connection herewith constitute confidential material in accordance with the NDA, and agree, in accordance with the terms and conditions of the NDA, to keep strictly confidential the information contained herein or otherwise made available in relation to the Group . This Document shall be used only for the purposes set forth in the NDA and may not be distributed to, copied, reproduced or used by any other person or for any purpose other than as expressly permitted by the NDA . The information contained herein and any additional material provided have been prepared to assist interested parties in making their own evaluation of the Group and do not purport to contain all of the information that an interested party may desire or require to evaluate the Group . In all cases, interested parties should conduct their own investigation and analysis of the Group, financial condition and prospects, and of the data set forth in this Document . None of the Group, or its subsidiaries, shareholders or other affiliates, or any of their respective directors, officers, partners, employees, agents, representatives or advisors, make any representation or warranty, express or implied, as to the accuracy or completeness of this Document or the information contained in, or for any omissions from, this Document or any other written or oral communications transmitted to the recipient in the course of its evaluation of the Group . Only those particular representations and warranties, if any, which may be made to a party in a definitive written agreement, when, as and if executed, and subject to such limitations and restrictions as may be specified therein, will have any legal effect . In furnishing this Document, the Group does not undertake any obligation to provide the recipient with access to any additional information or to update this Document or to correct any inaccuracies therein which may become apparent . This Document shall neither be deemed an indication of the state or affairs of the Group nor constitute an indication that there has been no change in the state or affairs of the Group since the date thereof or since the dates as of which information is given in the Document . This Document contains certain statements, estimates, targets, forecasts and projections with respect to the Group, including certain financial forecasts . Any such information is subjective and would necessarily be prepared based upon certain assumptions and analysis of information available at the relevant time and may not prove to be correct . Accordingly, there is no representation, warranty or assurance of any kind, express or implied, that any such information will be correct or that any such statements, estimates, targets, forecasts or projections will be realized . This Document may also contain forward - looking statements . All statements other than statements of historical fact are statements that could be forward - looking statements . You can identify these forward looking statements through the use of words such as “may,” “will,” “can,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “seek,” “estimate,” “continue,” “plan,” “point to,” “project,” “predict,” “could,” “intend,” “target,” “potential” and other similar words and expressions of the future . These forward - looking statements are subject to risks and uncertainties that may cause actual future experience and results to differ materially from those discussed in these forward looking statements . Important factors that might cause such a difference include, but are not limited to, the timing, cost and uncertainty of the Group’s business initiatives and the Group's ability to develop and monetize its business . None of the members of the Group undertake any obligation to release any revisions to such forward - looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events . DISCLAIMER 2

02 By accepting this Document, the recipient acknowledges and agrees (i) that if the recipient does not wish to pursue this matter, or at the request of the Company, the recipient will return or destroy this Document in accordance with the terms of the NDA ; and (ii) that the Group, and its shareholders and other affiliates, and any of their respective directors, officers, partners, employees, agents, representatives and advisors, expressly disclaim any and all liability and shall not have any liability to any recipient and their respective subsidiaries, shareholders and other affiliates, and any of their respective directors, officers, partners, employees, agents, representatives and advisors, which may be based on the provision of this Document, the information contained in it, the omission of any information from it or any additional evaluation material made available in connection with the transaction . This Document is not intended to be distributed into any country or jurisdiction except under circumstances that will result in compliance with any applicable laws and regulations . Recipients are required by the Company to inform the Company of and comply with all such restrictions or prohibitions . Accordingly, recipients of this Document represent that they are able to receive this Document without contravention of any legal restrictions or prohibitions in the jurisdiction in which they reside or conduct business . None of the Group or any of its shareholders or other affiliates, or any of their respective directors, officers, partners, employees, agents, representatives or advisors, accepts any liability to any person in relation to the distribution or possession of this Document in or from any jurisdiction . The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates . Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering . You may get these documents for free by visiting EDGAR on the SEC Web site at www . sec . gov . Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 212 - 312 - 6722 . DISCLAIMER ( cont’d ) 3 212 312 6722

4 The Offering DDC Enterprise Limited Issuer: IPO Type of Offering: 4,250,000 (100% Primary) Shares Offered: $9.50 - $11.50 Price Range: $44.6 million Gross Proceeds (mid - point): 17,331,406 (1) F/D Pre - Offering Shares Outstanding: 15% Over - Allotment: DDC/NYSE Symbol/Exchange: Business Expansion (50%); Acquisitions: (25%) Working Capital/Misc. (25%) Use of Proceeds: CMB International The Benchmark Company Maxim Group Freedom Capital Markets Guotai Junan International Eddid Financial Tiger Brokers Book Running Managers: Other Underwriters: (1) Excludes: 875k non - convert, non - transferable Class B ordinary shares. Assumes a share consolidation of every 16 issued and outstanding Company shares of each class with a par value of $0.001 into one share.

to share the joy of Our Mission Asian cooking culture with the world.

6 Cook We want to inspire everyone to cook every day. Care Cooking is an act of care. Whether cooking a one - pot meal for yourself or preparing an extravaganza for your family, friends, and loved ones, cooking is the most direct way of showing care. Caring for what you feed yourself and caring for others enough to provide for them as well. Joy It is no coincidence that the most joyful celebrations often happen over food. It feels good to care and to be cared for. Knowing that you are taking good care of yourself and nurturing the best version of yourself will bring you joy. is the best seasoning! OUR PHILOSOPHY

7 Norma Chu Founder & Chief Executive Officer • Founded DayDayCook in 2012 and have since won numerous awards as visionary entrepreneur in the cooking and lifestyle community • Founder of Good Food Movement, a leading food - tech accelerator fund based in Hong Kong • Board Member of Young Presidents' Organization North Asia Regional and Hong Kong Shanghai Youth Association • Standing Director of Shanghai Hong Kong Association • Former HSBC Head of Equities Research (Private Bank) Katherine Lui Chief Financial Officer & Executive Director • 30+ years of experience in financial management particularly for PRC and cross - border rapid growth companies in E - Commerce and TMT; including 12+ years at KPMG leading US IPO projects • Previous partner of US private equity group specializing in healthcare and pharmaceutical • Advisor to US VCs on numerous deals focusing on E - Commerce and TMT sectors • President of Entrepreneurs' Organization Beijing Metropolitan Chapter • MBA, HK CPA , AICPA, and Canadian CPA Kyle Guse, MBA, Esq. Chief Legal Officer & Head of IR • 30 years of experience as corporate attorney representing world - leading innovative, rapid growth companies; formerly CPA with Big 4 firm • Managed numerous M&A and capital market transactions in U.S. and abroad • A decade as CFO, General Counsel, Secretary of Atossa Therapeutics , a NASDAQ - listed company OUR EXECUTIVE TEAM

8 • A leading food innovator with a growing portfolio of consumer brands offering Ready - to - Cook (RTC), and Ready - to - Heat (RTH) meal solutions using social content to reach and engage consumers • Initial focus on Asian Markets with expansion planned in North America and Europe • Completed first US acquisition • Omni - channels sales strategy : online + offline + social commerce • Multi product portfolio currently consisting of four distinct brands. WHO WE ARE

9 • Huge worldwide market for RTC and RTE Asian food products • Recent significant sales grow with positive EBITDA; potential future growth driven organically and via acquisitions • Quality investor base including Proterra Investment, K11 Investments, Talis Capital, 500 Startups and more • Uses of funds: • 50% working capital for business expansion • 25% M&A • 15% repay pre - IPO loans • 10% cash reserves INVESTMENT HIGHLIGHT

10 COMPELLING MARKET DYNAMICS KEY DRIVERS FOR GROWTH IN RTC SECTOR Supply Side Demand Side Supply chain • Longer shelf - life and transportation radius Data analytics • Precision marketing to consumers • Lower merchandise spoilage Sales channel • Online merge offline sales channels Increased disposable income • Willingness and interest to spend Change in lifestyle • Customers require healthier, flexible and convenient meal options Consumer preference • Mass adoption of centralized kitchens leads to commoditized flavor at restaurants, consumers value safety and price - quality • Structural change in consumer behavior driving demand for convenient RTC products • Consumer preferences towards convenience without compromising on quality and/or nutritional value • Social trends of work - from - home and aspiration towards a healthier lifestyle • Consumer eager for "discovery" journey to cook a variety of Asian cuisines at home HUGE WORLD - WIDE MARKET FOR RTC/RTE PRODUCTS

Brand Portfolio

MULTI - BRAND STRATEGIES • DDC has applied a multi - brand strategy in its portfolio with the aim to design, create, develop and market different brands and products • By having a portfolio of brands, DDC is able to address customer needs and provide them with diversity of choices by covering different product and price ranges Wider customer base and market segment • Capturing different customer preferences • Offering diversified ranges of products and prices Risk diversification • Mitigating risk of putting all eggs in one basket (single brand) • Keeping the business running via alternative brands and products if one brand does not meet expectation Cross - selling • Increasing the chances of selling more products from different brands • Increasing sales (and profits)

MULTI - BRAND STRATEGIES (cont‘d) • Currently, DDC has four brands in its portfolio, namely: » DayDayCook – DayDayCook offers a delightful range of signature products that include Ready - to - Heat ( RTH ), Ready - to - Cook ( RTC ), and Plant - Based Meat . Together, this comprehensive selection empowers urban dwellers to relish in the authentic flavors of incredible cuisines, effortlessly and affordably, even amid their bustling lifestyles. » MengWei – stands proudly as a premier Chinese food brand, Mengwei is renowned for our tantalizing array of Chongqing - inspired culinary delights . Its product range encompasses self - heating hot pot , self - heating rice , and an assortment of instant food CPG , all exuding remarkable value and unparalleled quality. » Yujia Weng – rooted in the coastal city of Quanzhou, Fujian, renowned in China for its delectable seafood offerings. We harness the exceptional natural resources of our sea and combine them with our professional expertise to create the most exquisite and authentic seafood delicacies . » Nona Lim – San Francisco - based producer of fresh, better - for - you noodles, broths and stir - fry kits. Nona Lim was launched in 2014, with a mission of bringing authentic, restaurant - quality Asian foods made with fresh, clean, and local wholesome ingredients to U.S consumers. • The company has a pipeline of numerous potential M&A targets with multiple brands located in the US, Europe, Southeast Asia, and Australia.

14 FINANCIAL PERFORMANCE 1. Amount is pro forma assuming 2022 acquisitions closed on January 1, 2022. 2. Amount is pro forma assuming 2023 acquisitions closed on January 1, 2023. 3. Calculated based on GAAP revenue. Six Months Ended June 30 Year Ended December 31 Change 2023/2022 2023 2022 2022 2021 +85% $17M 2 $10.2M $32M 1 $32.2M Revenue +52% $3.2M $2.1M $6.1M $5.7M Gross Profit +30% 26% 20% 25% 18% Gross Margin 3 >100% 4% - 91% - 47% - 210% EBITDA Margin 3

15 DAYDAYCOOK ECOSYSTEM Monthly Content E - Commerce Social Media Reach 24.5M Online Paid Customers 1000+ KOC & KOL 60M+

16 DAYDAYCOOK US SALES NETWORK And more... Note: the above logos are the property of their respective owners and licensees and may be subject to copyright, trademark, s erv ice mark and other laws.

17 OUR SOCIAL MEDIA COVERAGE We consistently work with a wide range of influencers for brand building, promotions, and new product launches across all relevant social media platforms.

18 GROWTH STRATEGY OVERVIEW Internationalization Margin Improvement Multi - brand • Aim to design, create, develop and market different brands and products • Address customer needs and provide them with diversity of choices • Benefits including wider customer base and market segment, risk diversification, cross - selling, etc. • Rising demand for Asian meal solutions • Initiated from the North American market , including the US and Canada • Follow by Southeast Asia, Europe, Australia and more • International sales contribute margin pick - up from 20 - 30% in China market to up to 70% in overseas markets • Sales margins from platforms like Tiktok can increase margins from mid - 20% to 40+%

International Expansion 19

M&A AS KEY DRIVER OF GROWTH GLOBALLY • R&D innovation at lower cost • G&A, logistics efficiencies • Sales channel synergies • Cross selling opportunities • Improved marketing capabilities • Authentic founder story/brand positioning • Quality product portfolio (clean label) • Good sales momentum (20%+ yoy growth) • >USD $10 - 20M+ in sales • >30% Gross margin • EBITDA accretive Synergies Our M&A Criteria M&A pipeline with numerous potential targets located in US, Southeast Asia, Europe and Middle East. Live M&A discussions with brands from the US, Italy, Australia are in good progress. Pipeline

INTERNATIONAL EXPANSION STRATEGIES

2023 Forecasted Revenue


International
China

- 10-15% International (ex-China)
- 85-90% China

We expect international sales portion will increase to:

- 30% in 3 years; and
- 50% in 5 years


DDC
DAYDAYCOOK
We are now available in Canada & US

Completed Acquisitions in 2023

nona lim

Acquired in Q3 2023, Nona Lim, a fresh, modern and clean-labeled Asian CPG brand. Nona Lim brings authentic and fresh Asian products made with clean-labeled ingredients into the grocery landscape.

Starting with Asian bone broths and noodles, Nona Lim offers flavor, convenience, and nourishment to consumers.

Nona Lim distributed through Kroger, Whole Foods Market and Target.


nona lim
COCONUT LIME CHICKEN BONE BROTH


nona lim
STIR-FRY STARTER
Pad See Ew
Fresh Wide, Flat Noodles + Savory & Subtly Sweet Sauce

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22 INTERNATIONAL MARKET OPPORTUNITIES • DDC sees a rising demand for Asian meal solutions in overseas markets, especially in the North American market • DDC considers international sales a great way to expand its customer base, grow its business geographically , and diversify the risk of sales concentration Higher margins • Selling at higher prices due to rising demand and uniqueness of products • GP margin increasing from 30% to 70% Internationalization • Promoting DDC brands and products • Taking advantage of global trend • Reaching a much larger customer base Brand awareness • More exposure for the brands • Attracting new customers and building long - term loyalty among existing customers Risk diversification • Reducing dependence on domestic market

PRODUCTION & SUPPLY CHAIN 20 Supply Chain Partners 36 Active Reserve Suppliers Chongqing Sichuan Fujian Shanghai Zhejiang PRC On the back of a growing number of fan base and an asset - light supply chain model. DDC has built a reverse supply chain driven by C2M model with an understanding of end customer needs. IN - HOUSE R&D TEAM DEVELOPMENT Recipes, product specifications, packaging design and pricing structure  SUPPLY CHAIN NETWORK Manufactures the products and some of them handles drop - ship logistics as well. Strategic Co - Manufacturers Warehouses Shandong Anhui

24 GLOBAL SUPPLY CHAIN NETWORK USA Singapore Strategic Co - Manufacturers Warehouses

25 Capitalization Outstanding As of IPO Security 11,222,649 Class A Ordinary Shares 1,542,874 Vested Employee Stock Options 509,964 Unvested Employee Stock Options 245,392 Warrant for Class A Ordinary Shares 13,520,879 Total 875,000 Class B Ordinary Shares (non - convertible, non - transferrable) Note: This table does not include 4,250,000 shares to be sold in the IPO and Assumes a share consolidation of every 16 issued and outstanding Company shares of each class with par value of $0.001 into one share, which will be effectuated immediately before and contingent upon our initial public offering.

26 INVESTMENT SUMMARY x Convenient and Accessible x Brand for Gen Z and Millennials x Authentic, Delicious, and Health Conscious x Omni - Sales Channels x Integrated Supply Chain x Nimble Production Capabilities x Experienced Management Potential for high growth with strategy for ongoing profitability (EBITDA positive in 2023) 1 International market expansion underway 2 IPO on NYSE targeted for Q4 2023 4 Completed first US acquisition 3

BOARD OF DIRECTORS POST IPO

DAYDAY COOK



Norma Chu
CEO & Chairwoman

- Founded DayDayCook in 2012 and have since won numerous awards as visionary entrepreneur in the cooking and lifestyle community
- Former HSBC Head of Equities Research (Private Bank)



Katherine Lui
CFO & Executive Director Nominee

- 30+ years of experience in financial management particularly for PRC and cross-border start-ups
- HK CPA and Canadian CPA



Chia Hung Yang
Independent Director Nominee

- 30+ years in capital market across the US and China, held C-level positions at several US-listed Chinese TMT companies. Former CFO of Tuniu, 51Talk, DangDang and AirMedia
- Mr. Yang currently serves as an independent director of I-Mab (Nasdaq: IMAB) and Ehang (Nasdaq:EH)



Matthew Gene Mouw
Independent Director Nominee

- 30+ years experience in the food industry includes. Former Regional President Asia, Africa and Australia for Barilla SpA. and General Manager for Danone SA in China
- Mr Mouw's has experience with both emerging markets ranging from China to Turkey to Russia as well as developed markets ranging from Australia to Japan and Korea



Samuel Shih
Independent Director Nominee

- 30+ years experience in food and hospitality industry in China. Mr. Shih is currently a Partner and Chief Operating Officer of OYO Hotel Company
- Previously Mr. Shih has served as CEO of PepsiCo Investment (China) Ltd. , Asia Pacific Managing Director for Red Bull Gmbh as well as Chairman and CEO of Accor Great China

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WORLD CLASS CO - BRAND PARTNERS Strategic Partnerships

Nestlé x DDC First global partnership to develop shelf - stable PBM products for Nestle Hello TO OUR NEW SERIES FEATURING HARVEST GOURMET! Say “ ”

OATLY First global partnership to bring Oatly into cooking / recipe application ” “ x DDC

31 INDUSTRY COMPARABLES Comparables Beyond Meat, Inc. CAVA Group, Inc. Celsius Holdings, Inc. Hostess Brands, Inc. Sweetgreen , Inc.

Investor & Media Relations: DayDayCook Kyle Guse , CLO, Head of IR kyle.guse@daydaycook.com CORE IR Matt Blazei mattb@coreir.com